Exhibit 4.2
AMENDMENT AGREEMENT
     This Amendment Agreement (the “Agreement”) is entered into as of the 30th day of March, 2009 by and among NASHUA CORPORATION, a Massachusetts corporation with a principal place of business at 11 Trafalgar Square, Nashua, New Hampshire 03063 (the “Borrower”) and BANK OF AMERICA, N.A. (directly, and as successor by merger to LASALLE NATIONAL BANK), a national bank organized under the laws of the United States with a place of business at 1155 Elm Street, Manchester, New Hampshire 03101 (the “Bank”).
W I T N E S S E T H:
     WHEREAS, the Bank, both directly and as successor-by-merger to LaSalle Bank National Association (“LaSalle Bank”), and the Borrower are parties to a certain Second Amended and Restated Credit Agreement dated May 23, 2007, as amended, modified and restated (the “Existing Credit Agreement”), which Existing Credit Agreement amended and restated that certain Amended and Restated Credit Agreement dated March 30, 2006, as amended by that certain First Amendment to Amended and Restated Credit Agreement dated January 12, 2007. Capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Existing Credit Agreement.
     WHEREAS, as the successor-in-interest to LaSalle Bank, the Bank has become both the Agent and the sole Bank, as such terms are defined and used in the Existing Credit Agreement, for all purposes thereunder and with respect thereto.
     WHEREAS, the Bank and the Borrower have agreed to amend the Existing Credit Agreement and the Loan Documents to: (i) reflect that the Term Loans have been paid in full and are no longer outstanding; (ii) consolidated the two (2) separate $14,000,000 revolving lines of credit made available to the Borrower pursuant to the Existing Credit Agreement into a single revolving line of credit facility and decrease the total commitment thereunder from $28,000,000 to $17,000,000; (iii) modify the Borrowing Base and interest rate under the Revolving Loans; (iv) modify and waive certain financial covenants; (v) reflect the merger of LaSalle Bank into the Bank; and (vi) amend the Loan Documents in certain other respects.
     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements therein contained, the receipt and adequacy of which are hereby acknowledged, the parties covenant, agree and stipulate as follows:
     1. Representations and Warranties of the Borrower. The Borrower represents and warrants to the Bank as follows:
     (a) The representations and warranties and affirmative and negative covenants of the Borrower made in the Loan Documents remain true and accurate in all material respects as if made as of the date hereof (except (i) to the extent stated to relate to a specific earlier date, in which case such representations and warranties shall be true and correct as of such earlier date, (ii) as modified pursuant to Section 2(o) and 4(c) hereof, and (iii) in connection with the matters described in Section 10 hereof).

     (b) No Unmatured Event of Default and no Event of Default exists under the Existing Agreement after giving effect to matters described in Section 10 hereof.
     (c) The Borrower is a corporation, duly organized, qualified and existing in good standing under the laws of the Commonwealth of Massachusetts and has the power to own its property and to carry on its business as it is now being conducted. In addition, the Borrower is duly qualified to do business and is in good standing in each jurisdiction in which the character of the properties owned by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to so qualify would not have a Material Adverse Effect.
     (d) The execution, delivery and performance of this Agreement and the documents related hereto (the “Amendment Documents”) are within the power of the Borrower and are not in contravention of any law, the Borrower’s Articles of Incorporation or By-Laws, or the terms of other documents, agreements or undertaking to which the Borrower is a party or by which the Borrower is bound. No approval of any person, corporation, governmental body or other entity not provided herewith is a prerequisite to the execution, delivery and performance by the Borrower of the Amendment Documents.
     (e) When executed on behalf of the Borrower, the Amendment Documents will constitute the legally binding obligations of the Borrower, enforceable in accordance with their terms, subject to bankruptcy, insolvency and similar laws affecting the enforceability of creditors’ rights generally and to general principals of equity.
     2. Amendments to Existing Credit Agreement. The Existing Credit Agreement is hereby amended in the following respects:
     (a) The Existing Credit Agreement is hereby amended to reflect that the Bank, as the successor in interest to LaSalle Bank, has become both the Agent and the sole Bank, as such terms are defined and used in the Existing Credit Agreement and the Loan Documents, for all purposes thereunder and with respect thereto. Accordingly, all references therein to the Agent or the Bank shall be deemed to be Bank of America, N.A. and any successor thereto.
     (b) The Existing Credit Agreement is hereby generally amended to reflect that the Term Loans have been paid in full and are no longer outstanding.
     (c) Section 1.1 of the Existing Credit Agreement is hereby amended by deleting the definition of “Borrowing Base” and replacing it with the following:
“Borrowing Base” means an amount equal to the total of (a) 75% of the unpaid amount (net of such reserves and allowances as the Required Banks deems necessary in its or their reasonable discretion) of all Eligible Accounts Receivable plus (b) the lesser of (i) 40% of the value of all Eligible Inventory valued at the lower of cost or market (net of such reserves and allowances as the Bank deems necessary in its sole discretion) or (ii) $6,000,000.

     (d) Section 1.1 of the Existing Credit Agreement is hereby amended by deleting the definition of “Funded Debt” and replacing it with the following:
“Funded Debt” means, as to any Person, without duplication, the sum of (a) all Debt of such Person that matures more than one year from the date of its creation (or it is renewable or extendable, at the option of such Person, to a date more than one year from such date) but shall not include the Stated Amount of the 2004 IRB Letter of Credit, plus (b) the aggregate principal amount of all outstanding Revolving Loans, plus (c) the Stated Amount of all Letters of Credit (to the extent that they are not already included in paragraph (a) of this definition).
     (e) Section 1.1 of the Existing Credit Agreement is hereby further amended by deleting the definition of “Revolving Commitment Amount” and replacing it with the following:
“Revolving Commitment Amount” means $15,000,000 from the date hereof until and including June 30, 2009, and $17,000,000 from July 1, 2009 and thereafter, as the same may be reduced from time to time pursuant to Section 6.1 hereof.
     (f) Section 1.1 of the Existing Credit Agreement is hereby further amended by deleting the definition “Revolving Outstandings” and replacing it with the following:
“Revolving Outstandings” mean, at any time, the sum of (a) the aggregate principal amount of all outstanding Revolving Loans, plus (b) the Stated Amount of all Letters of Credit, plus (c) the Stated Amount of the 2004 IRB Letter of Credit.
     (g) Section 1.1 of the Existing Credit Agreement is hereby further amended by deleting the definition of “Stated Amount” and replacing it with the following:
“Stated Amount” means (1) with respect to any Letter of Credit at any date of determination, (a) the maximum aggregate amount available for drawing thereunder under any and all circumstances plus (b) the aggregate amount of all unreimbursed payments and disbursements under such Letter of Credit, and (2) with respect to the 2004 IRB Letter of Credit at any date of determination, (a) the maximum aggregate amount available for drawing thereunder under any and all circumstances plus (b) the aggregate amount of all unreimbursed payments and disbursements under the 2004 IRB Letter of Credit.
     (h) Section 1.1 of the Existing Credit Agreement is hereby further amended by deleting the date “March 30, 2012” from the definition of Termination Date and replacing it with the date “March 29, 2010”.

     (i) Section 5.1 of the Existing Credit Agreement is hereby amended by deleting the second sentence thereof and replacing it with the following:
“For purposes of calculating usage under this Section, the Revolving Commitment Amount shall be deemed used to the extent of the aggregate principal amount of outstanding Revolving Loans, plus the Stated Amount of all Letters of Credit plus the Stated Amount of the 2004 IRB Letter of Credit.”
     (j) Section 10.1.2 of the Existing Credit Agreement is hereby amended to reflect that in addition to the interim monthly financials described therein, the Borrower will, upon written request of the Bank (which request may be given by e-mail), furnish the Bank within thirty (30) days after the end of each month (forty five (45) days in the case of the last month of each Fiscal Quarter) (commencing with the first full fiscal month after Bank’s written request), with (i) agings, as of the end of such month, of all of the Borrower’s accounts receivable and accounts payable, and (ii) an inventory position of the Borrower as of the end of such month, with all of such reports certified by the Chief Financial Officer or the Corporate Controller of the Company.
     (k) Section 10.6.1 of the Existing Credit Agreement is hereby amended by deleting it in its entirety and replacing it with the following:
“10.6.1 Fixed Charge Coverage Ratio. Not permit the Fixed Charge Coverage Ratio for any Computation Period as of the last day of the Fiscal Quarter ending April 3, 2009 to be less than 1.10 to 1.00, not permit the Fixed Charge Coverage Ratio for any Computation Period as of the last day of the Fiscal Quarter ending June 30, 2009 to be less than 1.20 to 1.00, and not permit the Fixed Charge Coverage Ratio for any Computation Period as of the last day of each Fiscal Quarter thereafter to be less than 1.50 to 1.00.”
     (l) Section 10.6.2 of the Existing Credit Agreement is hereby amended to reflect that for purposes of calculating the Borrower’s Funded Debt to Adjusted EBITDA Ratio for any Computation Period for the Borrower’s Fiscal Quarters ending April 3, 2009 and June 30, 2009 only, the definition of Funded Debt shall not include any Letters of Credit.
     (m) Section 10.6.3 of the Existing Credit Agreement is hereby amended by deleting it in its entirety and replacing it with the following:
“10.6.3 Capital Expenditures. Not permit the aggregate amount of all Capital Expenditures made by the Company and its Subsidiaries in any Fiscal Year to exceed $2,000,000.”

     (n) The Pricing Schedule attached to the Existing Credit Agreement is hereby deleted in its entirety and replaced by the following:
Pricing Schedule
     The term “LIBOR Margin” shall mean 3.35%.
     The term “Base Rate Margin” shall mean 1.10%.
     The term “Non-Use Fee Rate” shall mean .75%.
     The term “LC Fee Rate” shall mean 2.00%.
     (o) Schedules 9.6, 9.8, 9.15, 9.16, 9.19, 10.7, 10.8, 10.10, 10.20 and 14.3 of the Existing Credit Agreement are hereby deleted in their entirety and replaced by the Schedules attached hereto under Exhibit C.
     3. Amendment and Restatement of Revolving Loan Notes. The two (2) Second Amended and Restated Revolving Credit Notes payable by the Borrower to the Bank in the aggregate principal amount of $28,000,000 dated May 23, 2007 shall be amended and restated substantially in the form of Exhibit A attached hereto (the “Revolving Loan Note”).
     4. Amendment to and Ratification of Security Agreement. Reference is hereby made to that certain Second Amended and Restated Security Agreement by and between the Borrower and the Bank (as successor to LaSalle Bank) dated as of May 23, 2007, as amended (the “Security Agreement”).
     (a) The Security Agreement is hereby amended by deleting Section 2 thereof in its entirety and replacing it with the following:
“2. Grant of Security Interest. As security for the payment of all Liabilities, each Debtor hereby assigns to the Agent for the benefit of the Lender Parties, and grants to the Agent for the benefit of the Lender Parties a continuing security interest in all of the personal property of such Debtor, wherever located, whether now or hereafter existing or acquired, including, but not limited to, the following:
All of such Debtor’s:
(i) Accounts;
(ii) Inventory;
(iii) Equipment and Fixtures;

(iv) Chattel Paper, Instruments (including Promissory Notes), Investment Property, Documents, Letter of Credit Rights and General Intangibles;
(v) Deposit Accounts;
(vi) All accessions, additions, attachments and improvements to, and substitutions and replacements of, any and all of the foregoing; and
(vii) All proceeds and products of the foregoing and all insurance of the foregoing and proceeds thereof.
together with all books, records, writings, data bases, information and other property relating to, used or useful in connection with, or evidencing, embodying, incorporating or referring to any of the foregoing, and all proceeds, products, offspring, rents, issues, profits and returns of and from any of the foregoing including without limitation, all dividends, distributions and sums distributable or payable from, upon or in respect thereof.”
     (b) The Borrower hereby grants to and confirms unto the Bank a security interest in the Collateral described in the Security Agreement, as amended, to secure the Liabilities, as they may be amended, modified, extended, restated or renewed from time to time, all as set forth in and subject to the terms, conditions, covenants and restrictions in the Security Agreement, as amended hereby, all of which are incorporated herein by reference.
     (c) Schedules I, II, III, V and VI of the Security Agreement are hereby deleted in their entirety and replaced by the Schedules attached hereto under Exhibit C.
     5. Conditions Precedent. The obligations of the Bank hereunder are subject to the following conditions precedent:
     (a) The Borrower shall deliver to the Bank this Agreement and all other Amendment Documents.
     (b) The Bank shall have received certified copies of instruments evidencing all corporate or other action taken by the Borrower to authorize this Agreement, the borrowing hereunder, and the execution and delivery of the Amendment Documents and the Borrower shall have executed and delivered all of those documents and other matters set forth in the Closing Agenda attached hereto as Exhibit B.
     (c) The Borrower shall pay the Bank an amendment and waiver fee of $25,000 at closing.
     6. Loan Documents. The Borrower shall deliver all Amendment Documents to the Bank. The Amendment Documents shall be included in the term the “Loan Documents”. Each of the Loan Documents are hereby generally amended to reflect that the Bank, as the successor in interest to LaSalle Bank, has become both the Agent and the sole Bank as such terms are defined and used in said Loan Documents. The Loan Documents, and the collateral granted to the Bank therein, including without limitation the security interests and liens granted in the Security Agreement, as amended, shall secure each Loan made pursuant to the Existing Credit Agreement, as amended.
     7. Future References. All references to the Loan Documents, shall hereafter refer to such documents as amended.
     8. Continuing Effect. The provisions of the Loan Documents, as modified herein, shall remain in full force and effect in accordance with their terms and are hereby ratified and confirmed.
     9. General.
     (a) The Borrower shall execute and deliver such additional documents and do such other acts as the Bank may reasonably require to implement the intent of this Agreement fully.
     (b) The Borrower shall pay all reasonable costs and expenses, including, but not limited to, attorneys’ fees, incurred by the Bank in connection with this Agreement. To the extent not otherwise paid from the Revolving Loan, the Bank, at its option, but without any obligation to do so, may advance funds to pay any such costs and expenses that are the obligation of the Borrower, and all such funds advanced shall bear interest as provided in any Note.
     (c) This Agreement and each of the Amendment Documents may be executed in several counterparts by the Borrower and the Bank, each of which shall be deemed an original but all of which together shall constitute one and the same Agreement.
     10. Waiver by Bank. The Bank, as Agent and the sole Bank, hereby waives the Borrower’s violation of the Fixed Charge Coverage Ratio and the Funded Debt to Adjusted EBITDA Ratio (as more fully set forth in Sections 10.6.1 and 10.6.2 of the Existing Credit Agreement) for the period ending December 31, 2008 and any Events of Default resulting therefrom. The Bank’s waiver is only for the period indicated above.
[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties have executed and delivered this Amendment Agreement all as of the date first above written.

BANK OF AMERICA, N.A., as Agent and sole Bank

/s/ Camille Holton Di Croce	By:	/s/ Kenneth R. Sheldon
Witness		Kenneth R. Sheldon, Its Duly
Authorized Senior Vice President

NASHUA CORPORATION

/s/ Suzanne L. Ansara	By:	/s/ John L. Patenaude

Witness		John Patenaude, Its Duly
Authorized Chief Financial Officer

EXHIBIT A
Form of Amended and Restated Revolving Loan Note
THIRD AMENDED AND RESTATED
REVOLVING CREDIT NOTE

$17,000,000	March 30, 2009
     On or before the Termination Date, FOR VALUE RECEIVED, the undersigned (the “Company”) promises to pay to the order of Bank of America, N.A. (“Bank”) at the principal office of Bank of America, N.A. (the “Agent”) at 1155 Elm Street, Manchester, New Hampshire 03101 or such other place as the Agent may designate from time to time hereafter, the principal sum of Seventeen Million and 00/100 Dollars ($17,000,000) or, if less, the aggregate unpaid principal amount of all Revolving Loans made by Bank pursuant to that certain Second Amended and Restated Credit Agreement dated as of May 23, 2007, among the Company, Agent and the various financial institutions party thereto (herein, as the same may have been and may hereafter be amended, modified or supplemented from time to time, the “Credit Agreement”) as shown on a schedule attached hereto (and any continuation thereof) or in the Agent’s records. All capitalized terms used herein without definition shall have the same meanings ascribed to such terms in the Credit Agreement.
     This Note evidences certain Revolving Loans made from time to time to the Company by the Bank pursuant to the Credit Agreement, and the Company hereby promises to pay interest at the offices described above on the Loans evidenced hereby at the rates and at the times and in the manner specified therefor in the Credit Agreement.
     Repayments of principal hereon, shall be recorded by the Agent on a schedule to this Note or recorded on the Agent’s books and records. The Company agrees that in any action or proceeding instituted to collect or enforce collection of this Note, the entries so recorded on a schedule to this Note or recorded on the books and records of the Agent shall, absent demonstrable error be conclusive evidence of the amount of the Revolving Loans made by Bank to the Company and the interest and payments thereon.
     This Note is issued by the Company under the terms and provisions of the Credit Agreement and is secured by, among other things, the Security Agreement, the Reimbursement Agreement and the other Collateral Documents and this Note and the holder hereof is entitled to all of the benefits and security provided for thereby or referred to therein, to which reference is hereby made for a statement thereof. This Note may be declared to be, or be and become, due prior to its expressed maturity on the terms set forth in the Credit Agreement. Voluntary prepayments may be made on this Note, and certain prepayments are required to be made hereon, all in the events, on the terms and with the effects provided in the Credit Agreement.
     All of Bank’s rights and remedies are cumulative and non-exclusive. The acceptance by Bank of any partial payment made hereunder after the time when any of such payments have become due and payable will not establish a custom, or waive any rights of Bank to enforce prompt payment thereof. Bank’s failure to require strict performance by the Company of any provision of this Note shall not waive, affect or diminish any right of Bank thereafter to demand strict compliance and performance therewith. Any waiver of an Event of Default shall not suspend, waive or affect any other Event of Default. The Company and every endorser waive presentment, demand and protest and notice of presentment, protest, default, non-payment, maturity, release, compromise, settlement, extension or renewal of this Note. The Company further waives any and all notice or demand to which the Company might be entitled with respect to this Note by virtue of any applicable statute or law.
     This Note constitutes a renewal, amendment and restatement of, and replacement and substitution for two (2) certain Second Amended and Restated Revolving Credit Notes, each dated May 23, 2007 executed by the Company in favor of Bank and LaSalle National Bank (which subsequently merged into the Bank), respectively, and each in the original principal amount of $14,000,000 (collectively, the “Prior Note”). The indebtedness evidenced by the Prior Note is continuing indebtedness evidenced hereby, and nothing herein shall be deemed to constitute a payment, settlement or to novation of the Prior Note.
     THE LOANS EVIDENCED HEREBY HAVE BEEN MADE, AND THIS NOTE HAS BEEN DELIVERED, AT CHICAGO, ILLINOIS, AND SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS (WITHOUT REGARD TO THE CONFLICTS OF LAWS PROVISIONS) OF THE STATE OF ILLINOIS. THE COMPANY (i) WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION TO ENFORCE OR DEFEND ANY MATTER ARISING FROM OR RELATED TO THIS NOTE; (ii) IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED IN COOK COUNTY, ILLINOIS, OVER ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY MATTER ARISING FROM OR RELATED TO THIS NOTE; (iii) IRREVOCABLY WAIVES, TO THE FULLEST EXTENT THE COMPANY MAY EFFECTIVELY DO SO, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF ANY SUCH ACTION OR PROCEEDING; (iv) AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN ANY OTHER JURISDICTION BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW; AND (v) AGREES NOT TO INSTITUTE ANY LEGAL ACTION OR PROCEEDING AGAINST BANK OR ANY OF BANK’S DIRECTORS, OFFICERS, EMPLOYEES, AGENTS OR PROPERTY, CONCERNING ANY MATTER ARISING OUT OF OR RELATING TO THIS NOTE IN ANY COURT OTHER THAN ONE LOCATED IN COOK COUNTY, ILLINOIS.
[Signature Page Follows]

     IN WITNESS WHEREOF, this Third Amended and Restated Revolving Credit Note has been duly executed as of the day and year first written above.

NASHUA CORPORATION, a Massachusetts corporation

By:
Witness		John L. Patenaude, Its Duly
Authorized Chief Financial Officer

Agreed and Consented:

BANK OF AMERICA, N.A.

By:

Witness		Kenneth R. Sheldon, Its Duly
Authorized Senior Vice President

SCHEDULE TO THIRD AMENDED AND RESTATED REVOLVING CREDIT NOTE
DATED MARCH 30, 2009
(Bank of America)

Date and
Amount of
Loan or of		Repayment of
Conversion	Date and	or Conversion	Interest
from another	Amount of	into another	Period/Unpaid	Principal	Notation
type of Loan	Loan	type of Loan	Maturity	Balance	Made By

1. BASE RATE LOANS

2. LIBOR LOANS

EXHIBIT B
CLOSING AGENDA
Commercial Financing
from
BANK OF AMERICA, N.A. (the “Bank”)
to
NASHUA CORPORATION (the “Borrower”)
March 30, 2009
BORROWER’S DOCUMENTS (to be delivered by Borrower and its Counsel)
1.	NASHUA CORPORATION — Certificate of Existence and Good Standing (Massachusetts, New Hampshire and any other appropriate location)

2.	NASHUA CORPORATION — Certificate of Authorization to do business in the State of New Hampshire

3.	NASHUA CORPORATION — Articles of Incorporation certified by the Massachusetts Secretary of State

4.	NASHUA CORPORATION — Secretary’s Certificate including Articles of Incorporation, By-Laws, Incumbency Certificate and Board of Directors Resolution (form provided)

5.	UCC-11 Reports on Borrower

6.	Evidence of Insurance

7.	Opinion of counsel to Borrower (Waived)

8.	Disbursement Authorization (form provided) and payment of Bank Fees
BANK’S DOCUMENTS (to be prepared by Bank and its Counsel)
9.	Amendment Agreement

10.	Third Amended and Restated Revolving Credit Promissory Note

11.	UCC-3 Amendment to Existing UCC-1 Financing Statement to Reflect Bank as Secured Party and Revised Collateral Description

12.	RSA 399-B Disclosure Statement

13.	Post-closing Letter (if needed)

EXHIBIT C
Updated Schedules
(See Attached)

SCHEDULE 9.6
LITIGATION AND CONTINGENT LIABILITIES
ENVIRONMENTAL MATTERS
     We are involved in certain environmental matters and have been designated by the Environmental Protection Agency, referred to as the EPA, as a potentially responsible party for certain hazardous waste sites. In addition, we have been notified by certain state environmental agencies that some of our sites not addressed by the EPA require remedial action. These sites are in various stages of investigation and remediation. Due to the unique physical characteristics of each site, the technology employed, the extended timeframes of each remediation, the interpretation of applicable laws and regulations and the financial viability of other potential participants, our ultimate cost of remediation is difficult to estimate. Accordingly, estimates could either increase or decrease in the future due to changes in such factors. At December 31, 2008, based on the facts currently known and our prior experience with these matters, we have concluded that it is probable that site assessment, remediation and monitoring costs will be incurred. We have estimated a range for these costs of $.6 million to $.9 million for continuing operations. These estimates could increase if other potentially responsible parties or our insurance carriers are unable or unwilling to bear their allocated share and cannot be compelled to do so. At December 31, 2008, our accrual balance relating to environmental matters was $.7 million for continuing operations. Based on information currently available, we believe that it is probable that the major potentially responsible parties will fully pay the costs apportioned to them. We believe that our remediation expense is not likely to have a material adverse effect on our consolidated financial position or results of operations.
1.	PAS-Oswego Site, Oswego, New York — The site is comprised of a main “PAS” site, as well as satellite locations where waste was transshipped from PAS. Nashua’s share at the main Oswego site based on its volumetric contribution has been adjusted to 2.04%. The estimated final remedy costs at this site to be incurred over the next 30 years are estimated at $8,033,969 (Nashua’s share based on volumetric contribution is $164,000). Nashua’s share at the Fulton-Terminal sites, or satellite site, is 1.4004%. The estimated total project costs at this satellite site are $11.5 million (Nashua’s share is $161,000). Nashua’s share of the future costs is covered by agreement with Liberty Mutual, subject to available property damage coverage remaining. Remaining coverage is greater than expected liability. The available remaining 1977 policy coverage for the site is $120,485. In addition, the 1980 policy has a loss reserve of $210,000 related to this site. On June 16, 2007, the trust issued a cash call in the amount of $575,000 of which $11,591 is Nashua’s portion which was paid by Liberty Mutual. The cash call is expected to fund operations through 2010. The trust projected the site cost for the period from 2007 to 2037 to be $2.8 million, of which Nashua’s share is approximately $57,000. Nashua’s total estimated cost relative to the site is $325,000 of which $238,000 has been paid by Liberty Mutual, leaving an estimated insured exposure of $87,000.

2.	Old Southington Landfill, Southington, CT - In 1994 the EPA issued a letter stating that the Company was considered to be a PRP pursuant to CERCLA at the Old Southington Landfill Superfund Site in Southington, Connecticut (“OSL Site”). The EPA claimed that by virtue of allegedly having shipped 126,885 gallons of waste materials to the Solvents Recovery Service of New England (SRSNE) facility between 1955 and November 1967, the Company had also contributed to contamination at the OSL Site, where SRSNE allegedly disposed of some of its process waste during that period. In December 1997, the Company executed a Consent Decree relating to the Company’s liability for past costs and for the first operable unit (“OU-1”) at the OSL Site. That settlement resolved the Company’s OU-1 related liability to the EPA, the State of Connecticut and various PRPs that previously had paid costs associated with OU-1 activities. The Consent Decree was entered by the federal District Court in Connecticut in the summer of 1998. Information provided by the EPA indicated that certain groundwater remediation alternatives under consideration by the EPA might cost in the range of $35-$40 million. The Company has been allocated responsibility for 1.775% of shared costs, based on its 1955-1967 shipments to SRSNE. Because the EPA has yet to determine whether groundwater conditions at the OSL Site will require a clean-up remedy, it is not possible to predict whether such remedial measures will be necessary or what any selected measures will cost. In 1996 and 1997, the Company participated in negotiations intended to allocate responsibility among PRPs and to resolve the liability of most PRPs for the second operable unit (“OU-2”) of Site clean-up work. The Company contributed to the effort of the joint defense group and independently submitted written materials to the Justice Department and the EPA. The government has not responded to that submission. If the government accepts the Company’s position, the Company may be eligible to resolve the remainder of its liability for OSL Site conditions on a de minimis basis. The settlement with Liberty Mutual relative to SRSNE impacted Nashua’s liability relative to this site. As a condition to fund $400,000 of the SRSNE liability, the Company released Liberty from the OSL environmental liability. Liberty retains liability for bodily harm, if any arises. During the 2nd quarter of 2008, we accrued an additional $200,000 for the cost of the combined SRSNE and OSL sites. Prior to settlement, we discussed the liability relative to this site with both the site administrator and our attorney. Based on these discussions, we believe that the exposure to the Company is in a range between $100,000 and $200,000.

3.	Philip Services Corporation Site, Rock Hill, South Carolina — The site was used for the storage, treatment and recycling of hazardous waste in the mid-to-late 1960’s. Quality Drum Company and, later, Industrial Chemical Company received third parties’ spent solvents, stored them in drums or tanks on the site, and used distillation to recover the solvents. In 1981, a hazardous waste incinerator was installed on the site, and the facility began to process a broader variety of waste streams. At the time Stablex Inc. acquired operations in May 1983, approximately 26,000 drums and 200,000 gallons of bulk liquid waste were present on the site. Sampling and remediation efforts by the former site operators started at least in 1983 with the site purchase by Stablex. Incineration continued when ThermalKEM purchased the facility in 1986, and also after Philip Services Corporation (“PSC”), purchased the facility in 1995. PSC curtailed operations in 1997 and submitted an incinerator closure plan in 1998. PSC declared bankruptcy in June 2003. The South Carolina Department of Health and Environmental Control (“SC DHEC”) is the agency responding to the site, and the site has not been placed on the National Priorities List. SC DHEC and the United States settled with PSC and PSC’s wholly-owned subsidiaries in December 2003. Pursuant to this settlement agreement, PSC and its insurers committed to pay a total of $4,281,934 by July 2008 into a site-specific trust fund designated for environmental response costs. SC DHEC has identified the groundwater and soil surrounding the former incinerator and a fuel oil spill as areas of primary concern. Comprehensive sampling conducted by Camp Dresser and McKee for SC DHEC in 2004 found no surface water impacts to the adjacent creeks. Over 50 groundwater monitoring wells are installed. VOC’s, principally chlorinated, contaminate the saprolite aquifer. A limited number of groundwater wells are screened in the bedrock. Preliminary data suggest that the bedrock may be highly fractured and that VOCs may contaminate the bedrock aquifer, although contaminant levels in bedrock appear lower than those seen in the saprolite. A review of shipping manifests indicate that the Company shipped 974 containers to the site. In most cases, containers are drums. We have joined the PRP group for the site. We have been informed that the federal government is a major contributor to the site and is in the process of proposing an upfront cash settlement which will impact the amount due from the remaining PRP’s. On December 19, 2005, the DHEC advised the PRP Group that it was not satisfied with the content of a draft Consent Decree and that the DHEC would be conducting a remedial investigation/feasibility study at the site using the PSC insurer’s funds which are held in trust. The estimated cost associated with the cleanup remedies is $25 million. While the allocation of cost has not been agreed to by the PRPs, recent information indicates that Nashua’s portion of the waste contributed to the site is 0.17% extrapolating to a cost of approximately $43,000. Consent decree negotiations have been delayed since the remedial investigation by the DHEC has not been completed. The federal government is now arguing that approximately 63% of the 22 million pounds it sent to the site is immune from cleanup liability since it was a pass through from other generators of waste. The PRP group is attempting to identify the waste generators to add to the PRP list. The Phase II Remedial Investigation Report was completed on May 24, 2007. On January 2, 2008, the DHEC completed its draft remedial investigation report. The only significant surprise is the existence of some low level trichloroethene contamination in a bedrock well. There have been no further discussions with Federal PRPs. The group has strong finances and it appears further cash calls will not be required for at least six months. A consultant for the DHEC has developed cost estimates related to the remediation of both the contaminated groundwater and soil. Nashua’s share of the cost are estimated to range from a low of $12,750 to a high of $60,937. Counsel for the PRP Group believes that the cost estimates are overstated.
4.	Union Chemical Site, Hope, Maine — Union Chemical is an environmental site for which remediation began in 1992. In 1993, the trust for the site contracted with IT Corp to remediate the site. The contract with IT Corp provided that if the site, excluding bedrock, was not clean by the end of five years from commencement of the air injection system that the contractor would guarantee cleanup and absorb future cost. The operation of the system began in 1996. IT declared bankruptcy in 2002 and was acquired by the Shaw Group. Unfortunately, the Union Chemical contract was not accepted by the Shaw Group as part of the acquisition out of bankruptcy. The bankruptcy had occurred on what was perceived by the trust as the end of the cleanup process. The EPA has indicated that it will require long term monitoring together with other activities by the trust relative to the site closure; therefore, the trust required additional funding of approximately $1.7 million. Nashua’s share of the cleanup cost is 18.7%. The cash call in the amount of $317,089 was received in December, 2006 and was paid in February 2007.
5.	Merrimack, New Hampshire Property — Nashua has performed groundwater and soil remediation work in the vicinity of the old underground storage tanks. Monitoring continues and operations continue under a groundwater management plan. In 2000, there was a toluene spill on the site. The State has approved the remediation plan submitted by Nashua and active toluene remediation continues. The DES approved the moving of the air sparging system in 2007 to aggressively accelerate the toluene cleanup. In addition, the Company is working with the EPA to resolve the remediation issue relative to PCBs found on the site. PCBs were used in the manufacture of carbonless products in the late sixties-early seventies. Our environmental consultants, Haley & Aldrich, believe that remediation of PCBs will be limited to capping the PCB site and the issuance of a deed restriction for the location. On September 27, 2007, representatives of the EPA and NH DEA visited the Merrimack site. The EPA is concerned that PCBs could be migrating off site into the Merrimack River. The EPA arrived at the possibility based on detection of PCBs in groundwater at the property boundary at the last two well sampling events. In order to address the issues raised by the EPA, Nashua with the assistance of Haley & Aldrich prepared a statement of work approved by the EPA which called for additional groundwater sampling for PCBs coupled with further evaluation of the hydrogeolic condition and other potential PCB sources and additional soil boring, testing and monitoring wells. Testing of PCBs indicates potential migration of PCBs to wells on the property boundary. The estimated cost for the PCB work ranges between $50,000 and $100,000 and has been included in the reserve range limits. Groundwater sampling was performed in May 2008. PCB concentrations in groundwater were relatively unchanged from previous sampling events. Toluene concentrations have been significantly reduced due to the operation of the air sparge system. Haley and Aldrich submitted the final supplemental PCB Data Evaluation Report to the EPA and the New Hampshire Department of Environmental Services on June 6, 2008. The recommendation continues to be to cap the contaminated area and place use restrictions on the PCB impacted soils. Groundwater sampling was performed in November 2008. The New Hampshire Department of Environmental Services issued a new Groundwater Management Permit on December 16, 2008. The permit requires testing of fewer wells than what was previously tested. There has been no response from the EPA relative to PCBs.

In November 2006, we acquired insurance coverage for future spills. The 5-year policy costs approximately $87,000 and expires in November 2011.

6.	Omaha, Nebraska Property — Nashua has performed remediation of toluene at the Omaha, Nebraska plant site under the administrative order on consent between the Company and the EPA (Region 7). The clean up was accomplished through the use of a high vacuum dual phase remediation system. The Company is currently working towards a formal site closure with the EPA. The estimated cost for future testing is in the range between $154,000 and $200,000. The environmental reserve for Omaha is $197,000. The EPA has raised the issue of financial assurance in the form of a letter of credit relating to future testing once the site goes to natural attenuation. We believe that this issue was addressed with the EPA in 2003. The Statement of Basis relative to natural attenuation has been approved by the EPA. The Record of Decision was issued by the EPA on September 27, 2007. A Corrective Measures Implementation Work Plan, CMI Health and Safety Plan, CMI Operation and Maintenance Plan and CMI Community Relations Plan were provided to the EPA on December 17, 2007. On July 9, 2008, the EPA issued a letter indicating that it had completed its review of the draft Corrective Measures Implementation (CMI) Work Plan, CMI Operation and Maintenance Plan, CMI Community Relations Plan and CMI Health and Safety Plan. The EPA’s review of the documents did not generate any substantive comments. Final plans were submitted on August 14, 2008. Annual monitoring as outlined in the plan will commence between September and November 2008. The EPA has contacted the Company relative to the issuance of financial assurance via a letter of credit which was required under the original consent decree. It is estimated that the letter of credit will approximate $200,000.
7.	Clayton Chemical Site, Illinois — On September 28, 2005, the Company received a letter dated September 27, 2005 indicating that the Company may be a potentially responsible party (PRPs) at this site. There are currently 72 PRPs who have contributed over 72% of the wastes processed at the site. According to the letter, the Company is in the next group who have been identified as contributing between 10,000 to 74,999 gallons of waste to the site. It appears that there could be approximately 2,800 PRPs at this site. Based on discussions with the EPA lawyer, the PRPs that contributed 75,000 gallons or more to the site have agreed to reimburse the EPA for its past costs and clean up costs. It appears that Nashua’s Omaha facility contributed 13,000 gallons to the site. On October 26, 2005, we received a request from the 1st tier PRPs to join and pay the group $10,000 relative to the clean up cost. On December 22, 2005, we contributed $10,000 relative to the cleanup and did not expect any further cost relative to this matter. This site has reappeared as the remediation costs have exceeded the $3,250,000 estimate by $1.8 million. Nashua is considered a non-performing member at this site. On February 7, 2008, Nashua was assessed an additional charge of $8,460 due to higher costs. The higher costs were due to contaminated soils being found beyond the area estimated and higher toxicity.

8.	Frontier Chemical Site, Niagara Falls, NY — Nashua Corporation was recently notified by the Frontier Chemical Site PRP Group that Nashua Corporation was a participant in the site. Enforcement action has been threatened by the New York State Department of Environmental Conservation (NYSDEC) with regards to alleged release of hazardous substances and the alleged migration of such hazardous substances from the former Frontier Chemical Royal Avenue Treatment and Storage Disposal Facility in Niagara Falls, NY. During the period from 1/1/80 through 6/17/82, Nashua sent approximately 104,240 gallons of materials to the site. Nashua’s liability relative to the site has not been determined.

SIGNIFICANT LITIGATION/CLAIMS AGAINST NASHUA
1.	Champaign, Illinois — Explosion — On July 9, 2003, there was an explosion at 1401 Interstate Drive, Champaign, Illinois, which was the former Cerion Technologies location. The explosion occurred when employees of Huls Construction, Mr. Jean and Mr. Naylor, were performing demolition in a 5,000 sq. ft. area. The explosion allegedly occurred when the two men used a fire extinguisher to put out a fire that started when they cut a pipe with an acetylene torch. The State Fire Marshall believes the two men ignited aluminum dust that was in the duct work and filter unit. Claimants allege the aluminum dust was left behind by the most recent tenant and former Nashua subsidiary, Cerion Technologies Inc. The explosion and fire caused injuries to the two men with Mr. Jean subsequently dying from his injuries. In addition, significant property damage occurred. Nashua was notified by attorneys for Mr. Jean, Mr. Naylor, and the property insurance carrier, Selective Insurance Co., of claims against Nashua Corporation. A lawsuit has been filed on behalf of Mr. Jean naming Cerion Technologies as the defendant. On May 11, 2004, Nashua was named as a defendant in a suit relating to injuries caused in the explosion. Other defendants named were Cerion Technologies Liquidating Trust, Cerion Technologies, Inc., John L. Patenaude, David A. Peterson and Wayne H. Choe. Nashua immediately notified its G.L. carrier, Travelers, of the action. Sonnenschein, Nath & Rosenthal has been retained by Travelers to defend Nashua and Mr. Patenaude. A second suit naming Nashua Corporation as a defendant in a wrongful death action relating to the deceased individual, Mr. Jean, was received on June 7, 2004. Nashua does not believe it has responsibility in that the ownership of the building in question was transferred by Nashua to Cerion Technologies Inc. in 1996 and subsequently Cerion Liquidating Trust sold the building “as is, where is” to its current owner, Wayne Choe. The case has been resolved by the parties during mediation but needs approval of the Court prior to finalization due to the involvement of minors. Nashua’s portion of the settlement is $500,000 which is covered by insurance (Travelers). The Cerion Liquidating Trust has agreed to pay approximately $900,000. The matter is expected to be finalized by the Court in Q2 2009. Once this is resolved, Cerion Liquidating Trust will make its final distribution of cash to its shareholders. Nashua is expected to receive approximately $1.6 million.

2.	SSgA Investment Advisers (State Street) — Nashua’s pension plans were invested in the SSgA Bond Market Fund. The fund was characterized as an enhanced index fund whereby the fund would track within 75 basis points of the Lehman Aggregate Index. Through August 2007, the Bond Market Fund lost 12.26% whereas the Lehman Aggregate Index increased 1.2%. The major contributors to the loss were investments in the subprime mortgage arena. In October, the pension plans filed an ERISA class action suit against State Street Bank and Trust and SSgA Investment Advisers for breach of their fiduciary responsibility. On January 11, 2008, the suit was filed by the Nashua Pension Plan Committee, comprising of John Patenaude, Megan Callan and Karen Adams, in the U.S. District Court, Southern District of New York. This replaces the suit filed in October 2007 in Boston. Complaint was amended March 14, 2008 consolidating the complaints of the Andover Companies, Unisystems Inc. and Nashua Corporation (i.e., John Patenaude and Margaret Callan). Discovery has commenced and the Company has provided information requested by State Street which was available in our files. The court has extended the time for discovery and ordered that no depositions occur before January 1, 2009 in order to enable the parties to coordinate with recently filed actions against State Street. Mediation was conducted on October 21 and 22 with no avail. On October 17, State Street filed its answer to the amended claim. In addition, State Street filed a counterclaim against both Megan Callan and John Patenaude, as fiduciaries, claiming that the fiduciaries should have known about the leveraged investments in the sub-prime market. Nashua has notified Chubb Insurance Co. of this counterclaim. The Pension Committee’s lawyers filed a motion to dismiss the counterclaim against Mr. Patenaude and Ms. Callan on March 3, 2009. Depositions of Kevin Coulouris and Suzanne Ansara relative to Nashua’s collection of documents were completed on December 18, 2008. John Patenaude was deposed relative to factual information related to the case on January 16, 2009.
3.	Harry Elish Paper Co., Inc. — On September 26, 2003, Nashua Corporation and Harry Elish Paper Co., Inc. (“Elish”) entered into an Asset Purchase Agreement relative to Elish’s acquisition of Nashua’s business of marketing and selling certain cut sheet bond papers and transparencies under the Nashua brand. Nashua provided Elish the right to use the “Nashua” trademark in conjunction with the business sold through December 31, 2008. The purchase price was $200,000 of which $50,000 was paid within 90 days of closing and the remaining $150,000 on a basis of 1% of gross revenues quarterly with the balance to be paid by December 31, 2008. As of December 31, 2008, Nashua was paid the up front payment of $50,000 and $59,904 of the $150,000 leaving an unpaid balance of $90,096, which is past due. Nashua demanded the payment from Elish on January 9, 2009. Prior to that date, letters were sent to Elish reminding it of the impending obligation. Nashua served a Writ of Summons on Elish, but the registered mail was refused. Nashua filed suit against Elish in the N.H. Superior Court demanding payment of the obligation.

4.	Shlomo Cohen and Roni Cohen — Nashua Corporation was served papers on March 3, 2009 relative to the action Shlomo Cohen and Roni Cohen vs. American Standards, Inc. et al. (including Nashua Corporation). There are 53 defendants in this case. The suit alleges that Nashua Corporation engaged in the sale and distribution of materials and products containing the substance asbestos. The action claims that Mr. Cohen for a period of many years, worked with or came in contact with or was exposed to asbestos products while working in various shipyards, steel mills, refineries, paper mills, chemical plants, industrial sites and facilities, construction sites and other facilities or was exposed to the defendants’ products through the normal use of these products. The case alleges Mr. Cohen’s exposure to asbestos products has resulted in his sickness. Subsequently, we have learned that Mr. Cohen worked in a press room which used Nashua papers and glue. We are in the process of obtaining part numbers. It is possible that we may be released from the case once we identify the papers and certify that the products did not contain asbestos.

OTHER CLAIMS
1.	Workers’ Compensation

We have a number of claims relating to Workers’ Compensation issues.

SCHEDULE 9.8
SUBSIDIARIES

Subsidiaries	Place of Incorporation
Nashua International, Inc.	Delaware, USA

Nashua FSC Limited	Jamaica
(inactive — in process of dissolving)
Other
     Nashua Corporation owns a 37% interest in Cerion Liquidating Trust
     Nashua Corporation owns a 35% interest in Tec-Print, LLC

SCHEDULE 9.15
ENVIRONMENTAL MATTERS
1.	See Section entitled “Environmental Matters” on Schedule 9.6 “Litigation and Contingent Liabilities.”

2.	Merrimack, New Hampshire Property — Nashua has performed groundwater and soil remediation work in the vicinity of the old underground storage tanks. Monitoring continues and operations continue under a groundwater management plan. In 2000, there was a toluene spill on the site. The State has approved the remediation plan submitted by Nashua and active toluene remediation continues. The DES approved the moving of the air sparging system in 2007 to aggressively accelerate the toluene cleanup. In addition, the Company is working with the EPA to resolve the remediation issue relative to PCBs found on the site. PCBs were used in the manufacture of carbonless products in the late sixties-early seventies. Our environmental consultants, Haley & Aldrich, believe that remediation of PCBs will be limited to capping the PCB site and the issuance of a deed restriction for the location. On September 27, 2007, representatives of the EPA and NH DEA visited the Merrimack site. The EPA is concerned that PCBs could be migrating off site into the Merrimack River. The EPA arrived at the possibility based on detection of PCBs in groundwater at the property boundary at the last two well sampling events. In order to address the issues raised by the EPA, Nashua with the assistance of Haley & Aldrich prepared a statement of work approved by the EPA which called for additional groundwater sampling for PCBs coupled with further evaluation of the hydrogeolic condition and other potential PCB sources and additional soil boring, testing and monitoring wells. Testing of PCBs indicates potential migration of PCBs to wells on the property boundary. The estimated cost for the PCB work ranges between $50,000 and $100,000 and has been included in the reserve range limits. Groundwater sampling was performed in May 2008. PCB concentrations in groundwater were relatively unchanged from previous sampling events. Toluene concentrations have been significantly reduced due to the operation of the air sparge system. Haley and Aldrich submitted the final supplemental PCB Data Evaluation Report to the EPA and the New Hampshire Department of Environmental Services on June 6, 2008. The recommendation continues to be to cap the contaminated area and place use restrictions on the PCB impacted soils. Groundwater sampling was performed in November 2008. The New Hampshire Department of Environmental Services issued a new Groundwater Management Permit on December 16, 2008. The permit requires testing of fewer wells than what was previously tested. There has been no response from the EPA relative to PCBs.

In November 2006, we acquired insurance coverage for future spills. The 5-year policy costs approximately $87,000 and expires in November 2011.

3.	Omaha, Nebraska Property — Nashua has performed remediation of toluene at the Omaha, Nebraska plant site under the administrative order on consent between the Company and the EPA (Region 7). The clean up was accomplished through the use of a high vacuum dual phase remediation system. The Company is currently working towards a formal site closure with the EPA. The estimated cost for future testing is in the range between $154,000 and $200,000. The environmental reserve for Omaha is $197,000. The EPA has raised the issue of financial assurance in the form of a letter of credit relating to future testing once the site goes to natural attenuation. We believe that this issue was addressed with the EPA in 2003. The Statement of Basis relative to natural attenuation has been approved by the EPA. The Record of Decision was issued by the EPA on September 27, 2007. A Corrective Measures Implementation Work Plan, CMI Health and Safety Plan, CMI Operation and Maintenance Plan and CMI Community Relations Plan were provided to the EPA on December 17, 2007. On July 9, 2008, the EPA issued a letter indicating that it had completed its review of the draft Corrective Measures Implementation (CMI) Work Plan, CMI Operation and Maintenance Plan, CMI Community Relations Plan and CMI Health and Safety Plan. The EPA’s review of the documents did not generate any substantive comments. Final plans were submitted on August 14, 2008. Annual monitoring as outlined in the plan will commence between September and November 2008. The EPA has contacted the Company relative to the issuance of financial assurance via a letter of credit which was required under the original consent decree. It is estimated that the letter of credit will approximate $200,000.

SCHEDULE 9.16
REAL PROPERTY
Owned
1.	3838 South 108th Street, Omaha, NE 68144

2.	Building #1, 1915 Rittenhouse Road, Jefferson City, TN 37760

3.	Building #2, 1945 Rittenhouse Road, Jefferson City, TN 37760

4.	Building #3, 1955 Rittenhouse Road, Jefferson City, TN 37760

5.	Building #4, 1965 Rittenhouse Road, Jefferson City, TN 37760

6.	Building #5, 1925 Rittenhouse Road, Jefferson City, TN 37760
3rd Party Warehouses
1.	917 Parkway Drive, Grand Prarie, TX (Pelham Warehouse)

2.	2225 Bohm Drive, Little Chute, WI 54140 (Resource One Int’l)

3.	8610 S. 212th Street, Kent, WA 98031 (United Warehouse)

4.	500 Country Club Drive, Bensenville, IL 60106 (Midwest Warehouse)

5.	145 Talmadge Road, Edison, NJ 08817 (Carrier Industries)

6.	3049 Deacon Road, Dollard-des-Ormeaux, Quebec, Canada (Rouleaux de Papier-Et)
Leased
1.	11 Trafalgar Square, 2nd Fl., Nashua, NH 03063 Landlord: Richard S. Ciummei, Trustee of 9 & 11 Trafalgar Square c/o Robie Properties, LLC, 175 Andover St., Danvers, MA 01923

2.	250 S. Northwest Highway, Suite 203, Park Ridge, IL 60068 Landlord: Park Ridge Building LLC 225 Wyman St., Waltham, MA 02454-9249, Attn: Real Estate Mgr.

3.	2440 East 38th Street, Los Angeles (Vernon), CA 90058 Landlord: Rittenhouse California Limited Partnership c/o Andrew B. Albert, 35 Longmeadow Road, Winnetka, IL 60093

4.	124 Long Pond Road, Unit 8, Plymouth, MA 02360 Landlord: Triff Realty Trust 124 Long Pond Road, Suite 20, Plymouth, MA 02360

5.	59 Daniel Webster Highway, Merrimack, NH 03054 Landlord: National Industrial Portfolio Borrower LLC 11111 Santa Monica Boulevard, Suite 950, Los Angeles, CA 90025

6.	4801 Executive Park Court, Bldg. 100, Jacksonville, FL 32216 Landlord: Liberty Property Limited Partnership 4190 Belfort Road, Suite 160, Jacksonville, FL 32216-1407

7.	5501 Executive Center Drive, Charlotte, NC 28212 (sales office) Landlord: Charlotte East, LLC 5500 Executive Center Drive, Suite 110, Charlotte, NC 28212

SCHEDULE 9.19
LABOR MATTERS
UNION CONTRACTS
Merrimack, New Hampshire Plant
1.	Agreement with the U.S.W. United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union, Local No. 4-00270,
dated June 2, 2006 (Expires April 5, 2009)

2.	Agreement with the International Brotherhood of Electrical Workers, Local No. 490, dated June 2, 2006 (Expires April 5, 2009)
Vernon, California Plant
1.	Agreement with the United Food and Commercial Workers, Local No. 770, dated March 3, 2008 (Expires March 7, 2011)
Omaha, Nebraska Plant
1.	Agreement with the United Steel Workers International Union, Local 11-309, dated January 1, 2006 (Expires March 31, 2012)

2.	Agreement with the United Steel Workers International Union, Local 11-1473, dated January 1, 2006 (Expires March 31, 2012)

SCHEDULE 10.7
DEBT
1.	Promissory note payable to Donald Copeland dated October 29, 2007 Balance due at 3/6/09 - $13,013 Interest rate 6.5%

2.	Indebtedness pursuant to that certain Second Amended and Restated Credit Agreement dated as of May 23, 2007, as amended, by and among the Borrower, LaSalle Bank N.A. and the other lenders party thereto, which indebtedness is to remain outstanding under and be payable under this Agreement.

SCHEDULE 10.8
Liens
See attached.

SEARCH RESULTS
NASHUA CORPORATION
     1) Search Type: UCC Liens – Secretary of the Commonwealth of Massachusetts

					UCC-3 AMENDMENT,
			UCC FILE	DATE OF	RELEASE, ASSIGNMENT,
DEBTOR	SECURED PARTY	JURISDICTION	NUMBER	FILING	CONTINUATION	COLLATERAL
Nashua Corporation	Safeco Credit Co. Inc.	Commonwealth of Massachusetts	200429556430	05/04/2004	In-Lieu Financing Statement (TN-SOS)	One (1) 1999 Yale Forklift, model ERP030TF, s/n B807N04006W

Nashua Corporation	Safeco Credit Co. Inc. or DBA SAFELINE Leasing	Commonwealth of Massachusetts	200429556700	05/04/2004	In-Lieu Financing Statement (IL-SOS)	One (1) 1999 Yale Forklift, model ERP030TF, s/n B807N04006W

Nashua Corporation	Konica Minolta Business Solutions U.S.A., Inc.	Commonwealth of Massachusetts	200430118210	05/25/2004		One (1) Minolta CF2002 Color Copier w/CF3102E Print Controller

Nashua Corporation	Citicorp Leasing, Inc.	Commonwealth of Massachusetts	200432163010	08/13/2004		One (1) used Kalmar Model #ET35 s/n 205987A, 188” Mast, 42” forks and sideshifter

Nashua Corporation	Safeco Credit Co., Inc. or DBA SAFELINE Leasing	Commonwealth of Massachusetts	200434041370	10/29/2004	In-Lieu Financing Statement (IL-SOS)	One (1) 1999 electric sit-down lift truck, model ERP030, s/n B807N04266W

Nashua Corporation	Safeco Credit Co., Inc. or DBA SAFELINE Leasing	Commonwealth of Massachusetts	200434041640	10/29/2004	In-Lieu Financing Statement (IL-SOS)	One (1) 1999 Yale Electric Sit Down Rider lift truck, model ERP030TFN36SE082, s/n B807N03986W

					UCC-3 AMENDMENT,
			UCC FILE	DATE OF	RELEASE, ASSIGNMENT,
DEBTOR	SECURED PARTY	JURISDICTION	NUMBER	FILING	CONTINUATION	COLLATERAL
Nashua Corporation	Safeco Credit Co., Inc. or DBA SAFELINE Leasing	Commonwealth of Massachusetts	200434041730	10/29/2004	In-Lieu Financing Statement (TX-SOS)	One (1) 1999 Yale Electric Sit Down Rider lift truck, model ERP030TFN36SE082, s/n B807N03986W

Nashua Corporation	Safeco Credit Co., Inc. or DBA SAFELINE Leasing	Commonwealth of Massachusetts	200434128710	11/2/2004	In-Lieu Financing Statement (TN-SOS)	One (1) 1999 Yale Forklift, model GLC030BF, s/n A809N08476W

Nashua Corporation	Safeco Credit Co., Inc. or DBA SAFELINE Leasing	Commonwealth of Massachusetts	200434128800	11/2/2004	In-Lieu Financing Statement (IL-SOS)	One (1) 1999 Yale Forklift, model GLC030BF, s/n A809N08476W

Nashua Corporation	Ciba Corporation	Commonwealth of	200868142700	09/05/2008		Consigned goods:
	(f/ka/ Ciba Specialty Chemicals Corporation)	Massachusetts				inventory and/or products

SCHEDULE 10.10
DISPOSITIONS
NONE

SCHEDULE 10.20
INVESTMENTS
See Schedule 9.8.

SCHEDULE 14.3
ADDRESSES FOR NOTICES
NASHUA CORPORATION
Nashua Corporation
11 Trafalgar Square, 2nd Floor
Nashua, NH 03063
Attention: John L. Patenaude, CFO
Telephone: 603-880-2145
Fax: 603-880-2747
BANK OF AMERICA
Notices of Borrowing, Conversion and Continuation
Bank of America
115 Elm Street
Manchester, NH 03101
Attention: Ken Sheldon
Telephone: 603-647-7936
Facsimile: 603-647-7617
All Other Notices
Bank of America
115 Elm Street
Manchester, NH 03101
Attention: Ken Sheldon
Telephone: 603-647-7936
Facsimile: 603-647-7617

SCHEDULE I
TO SECURITY AGREEMENT
NAME AND JURISDICTION OF ORGANIZATION
     Nashua Corporation
     Jurisdiction of Organization: Commonwealth of Massachusetts

SCHEDULE II
TO SECURITY AGREEMENT
LOCATIONS WHERE NASHUA MAINTAINS A PLACE OF BUSINESS
Owned
1.	3838 South 108th Street, Omaha, NE 68144

2.	Building #1, 1915 Rittenhouse Road, Jefferson City, TN 37760

3.	Building #2, 1945 Rittenhouse Road, Jefferson City, TN 37760

4.	Building #3, 1955 Rittenhouse Road, Jefferson City, TN 37760

5.	Building #4, 1965 Rittenhouse Road, Jefferson City, TN 37760

6.	Building #5, 1925 Rittenhouse Road, Jefferson City, TN 37760
3rd Party Warehouses
1.	917 Parkway Drive, Grand Prarie, TX (Pelham Warehouse)

2.	2225 Bohm Drive, Little Chute, WI 54140 (Resource One Int’l)

3.	8610 S. 212th Street, Kent, WA 98031 (United Warehouse)

4.	500 Country Club Drive, Bensenville, IL 60106 (Midwest Warehouse)

5.	145 Talmadge Road, Edison, NJ 08817 (Carrier Industries)

6.	3049 Deacon Road, Dollard-des-Ormeaux, Quebec, Canada (Rouleaux de Papier-Et)
Leased
1.	11 Trafalgar Square, 2nd Fl., Nashua, NH 03063

2.	59 Daniel Webster Highway, Merrimack, NH 03054

3.	250 S. Northwest Highway, Suite 203, Park Ridge, IL 60068

4.	2440 East 38th Street, Los Angeles (Vernon), CA 90058

5.	4801 Executive Park Court, Bldg. 100, Jacksonville, FL 32216

6.	124 Long Pond Road, Unit 8, Plymouth, MA 02360

7.	5501 Executive Center Drive, Charlotte, NC 28212 (sales office)

SCHEDULE III
TO SECURITY AGREEMENT
TRADE NAMES, PRIOR LEGAL NAMES, ETC.
Trade Names
Nashua Corporation
Nashua
Nashua Label Products
Nashua Specialty Coated Products
Rittenhouse Paper Company
Prior Legal Names
Nashua MA Corporation
Rittenhouse LLC

SCHEDULE V
TO SECURITY AGREEMENT
DEPOSIT ACCOUNTS

Depository	Account Number

Bank of America

Nashua Corporation - Operating Account	xxxxxxxxx367
SPPD Lockbox #xxxxx	xxxxxxxxx471
Operating Account	xxxxxxx917
Payroll Account	xxxxxxx022
Nashua Lockbox #xxxx	xxxxxxx482
Corporate A/P	xxxxxxx475
SPPD A/P	xxxxxxx491
Converted A/P	xxxxxxx517
Nashua International, Inc.	xxxxx209

Scotia Canada (Toronto)	xxxxxxxxx216

Security National Bank of Omaha	xxxx573

Deutsche Bank Alex. Brown (stock option transactions)	xxx-xxx639

Mutual Securities Inc. (share buyback)	xxx-xxx256

SCHEDULE VI
TO SECURITY AGREEMENT
COLLATERAL NOT LOCATED IN THE UNITED STATES

Location	Inventory Valued at 3/6/09
1. Rouleaux de Papier-Et	$0
3049 Deacon Road, Dollard-des-Ormeaux Quebec, Canada